SUB-ITEM 77I:  TERMS OF NEW OR AMENDED SECURITIES

     On November 27, 2002, the Board of Trustees of the registrant established three new series of shares of beneficial interest, no par value, and designated such new series as AMSTAR HIGH YIELD FUND, AMSTAR TOTAL RETURN FUND and AMSTAR INTERNATIONAL EQUITY Fund. In addition, each new and existing series of the registrant was authorized to issue three separate and distinct classes of shares, the designation of which shall be CLASS A, CLASS B and CLASS C. Shares of each Fund are freely redeemable and transferable. Each share of a Fund represents an equal proportionate interest in the assets and liabilities belonging to the Fund and is entitled to such dividends and distributions out of the income of the Fund as are declared by the Trustees. The shares do not have cumulative voting rights or any preemptive or conversion rights, and the Trustees have the authority from time to time to divide or combine the shares of a Fund into a greater or lesser number of shares, provided that the proportionate beneficial interests of shareholders in the assets of the Fund are in no way affected. No shareholder is liable to further calls or to assessment by a Fund without his express consent.

     Shares of each Fund have equal voting and liquidation rights. When matters are submitted to shareholders for a vote, each shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned. The Funds are not required to hold annual meetings of shareholders. In the event of liquidation, the holders of shares of a Fund will be entitled to receive as a class a distribution out of the assets, net of the liabilities, belonging to that Fund.

     Class A, Class B and Class C shares of each Fund represent an interest in the same assets of the respective Fund, have the same rights and are identical in all material respects except that (i) each class of shares may bear different distribution fees; (ii) each class of shares is subject to different sales charges; (iii) certain other class specific expenses will be borne solely by the class to which such expenses are attributable; and (iv) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board of Trustees may classify and reclassify the shares of a Fund into additional classes of shares at a future date.